UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

1 Oct 2010

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 6,

Telecom House

8 Hereford Street

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report on Form 6-K contains the following:

1. Annual Meeting - Chairman’s speech

2. Results of Annual Meeting

3. Director Independence determination

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 1 Oct 2010	By:	/S/ CRAIG MULHOLLAND
	Name:	Craig Mulholland
	Title:	Group Company Secretary

30 September 2010

MEDIA RELEASE

Telecom Corporation of New Zealand Limited

Chairman’s speech delivered at the 2010 Annual Meeting, Christchurch Convention Centre, Christchurch at 10:00 am on 30 September 2010:

Ladies and gentlemen, the financial year ended 30 June 2010 was yet another year of enormous change for Telecom.

Paul Reynolds and his team of 8000 are now close to half way through the delivery of the five year strategy to transform your company that was outlined in detail to our investors in 2008.

The execution of this strategy remains firmly on track, despite significant challenges, and this is very satisfying.

The core of the strategy was to transform Telecom by investing for the long term health of the organisation.

As a result of this investment and transformation, your company is in a much stronger position to thrive over the long term than it was three years ago.

I am very pleased that we have delivered an increase in free cash flow during the year for the first time since 2006.

This is due to a combination of two factors, both of which were expected and signalled when the strategy was outlined in 2008.

Earnings before interest, taxation, depreciation and amortization were flat, year on year, in line with guidance. This is due in large part to robust cost control that has seen our costs decline faster than revenues. Credit to management is due here, as agility has been shown in taking cost out of our business quickly during a significant worsening of the broader operating environment. We have also seen a reduction in capital expenditure, which while still high, has reduced from the peak of the previous financial year.

The board’s confidence in Telecom’s management, along with recognition of the importance of certainty to our investors during a period of extremely heavy investment, was demonstrated by the dividend floor of 24c per share annually that was put in place two years ago.

Having come through the peak of the investment, your board has elected to institute a revised dividend policy.

From the first quarter of this financial year, we will move to a targeted pay-out ratio of around 90% of adjusted net earnings.

The dividend is expected to be fully imputed and we will also re-introduce the on-market buy back of the shares issued under the dividend re-investment plan.

This dividend policy was selected for several reasons. First, it is consistent with maintaining single A credit ratings with Standard & Poor’s and Moody’s.

Second, we believe it can be fully imputed, subject to the normal sensitivities around imputation credit modelling.

Third, it produces a shareholder dividend yield for financial year 11 which should be roughly consistent with financial year 10 for New Zealand resident shareholders after allowing for nil imputation in financial year 10 and full imputation in financial year 11.

And fourth, it achieves an appropriately managed reduction in the leverage of the business.

This is a prudent policy that represents appropriate stewardship of your assets in uncertain times.

Consistent delivery in line with strategy, despite a significant worsening of the operating environment, is testament to high quality management, which deserves appropriate recognition in this forum.

The subject of executive remuneration is one that has again been raised by some shareholders, and I would like to take a moment to address it up front.

The level of change and the challenges Telecom has faced, and continues to face, requires world class management.

Paul Reynolds and his team have delivered another year of positive outcomes amid an extremely challenging operating environment and for that he and his team of 8000 deserve a great deal of credit.

However, the board and Paul were in agreement that given the reality of our challenging environment, it was not appropriate for Paul to receive the full amount of short term incentive to which he was entitled under the key performance indicators established for the year.

This decision reflects a shared desire to act responsibly in challenging times for many of us.

The board too has seen further changes and is in good shape to navigate the next year. Our board is fresh. The latest changes will leave me as the longest serving board member, having been appointed chairman in 2006. All other board members are new since late 2006.

The board regularly reviews the make-up of the board in light of the expertise and skills already on the board and those other areas identified as important to Telecom at the time. Further changes are likely however given the level of uncertainty it is challenging to assess the skills and expertise required by the board in the future.

This brings me neatly to the future of Telecom.

We are looking at yet another year of tumultuous change ahead, which will again require a high level of management skill to navigate.

Just two years in to the establishment of an industry structure that is shaped by the operational separation of Telecom, a new government brought us a new initiative that will again radically reshape our industry.

The government’s Ultra-fast Broadband initiative envisions fibre optics available at the premises of 75% of New Zealanders by 2019.

These fibre optic connections have the potential to deliver broadband speeds that are yet another step change ahead of where virtually all developed countries, including New Zealand, are today.

Telecom supports this vision and believes it has a critical role to play in ensuring its success.

However, demand for such astronomical speeds is currently uncertain, as countries where the fibre leap has been taken, such as France and Singapore, already show us.

In part, that is why this initiative includes up to $1.5bn of tax payer funding to stimulate the building of this infrastructure ahead of demand.

Independent reports have calculated the total cost of achieving the 75% coverage vision as between $6 billion and $8 billion. Private investment will be required to bridge this funding gap.

We believe the best solution for Telecom, the telecommunications industry, and New Zealand as a whole, is for Telecom to be at the heart of Ultra-fast Broadband.

Telecom already has more than 25,000km of fibre optics in operation today. That’s roughly half of the total required to extend fibre to 75% of New Zealand. Frankly, wasting tax payer funding and private investment on duplicating a network that is half way complete is economic madness.

However, the tender process that is being run by Crown Fibre Holdings, the arm of the government that has been established to agree the commercials for building fibre in 33 localised regions, precludes any telecommunications company that both owns infrastructure and sells services to end users such as you, from taking an ownership stake in any fibre that gets built.

This essentially prohibits much of the current telecommunications industry in New Zealand from participating unless sweeping changes to the industry structure occur.

As such, on 2 August Telecom submitted a detailed proposal that is a package containing several components:

•	Splitting Telecom into two entirely separate companies - one that builds and maintains infrastructure and another that sells services to end users;

•	Co-investing with the crown to deliver a national fibre to the home network that meets the 75% coverage objective, and beyond;

•	Integrating the separate Rural Broadband Initiative to deliver fibre to hard to reach rural areas too;

•	Regulatory and legislative reform.

For Telecom, much more than any other participant, involvement in UFB is complex. But the potential rewards are also so much higher for all concerned.

By extending, rather than replicating, our 25,000km of fibre Telecom can deliver more fibre, further and faster than any other participant.

Working with Telecom will also ensure the entire industry is focused on delivering New Zealand’s fibre future as efficiently as possible, rather than having one of the largest private sector investors in competition with state funded infrastructure.

In addition, splitting Telecom into two companies requires far reaching changes to the regulatory landscape and there are significant potential benefits for both companies through regulatory simplification.

But let me be clear, splitting Telecom to allow for its involvement in UFB will require your approval, so there is no question of giving value away through this process. We know that you, our shareholders, will not vote to approve that.

So we must develop a scenario for involvement that meets the government’s objectives, delivers for New Zealand and generates a return for our shareholders that is better than non-participation all at the same time.

Given this challenge, Telecom has been working incredibly hard to find a solution that aligns that incentive and meets everyone’s needs. We have had a team of more than 100, including three executives full time, working on our proposal.

We believe we have put forward a compelling proposal that achieves all of the government’s objectives and more. It redefines the telecommunications industry in New Zealand to deliver a world first regulatory environment that is focused on fibre, and is beneficial to you, our shareholders.

We have previously said that, if approved by our shareholders, a split could be enacted by July next year.

Telecom will need appropriate engagement with the whole of government in order to meet this challenging timeframe.

I am aware that there has been some conjecture in the media that Telecom may be doing a deal on UFB behind the scenes.

We all know we should not believe everything we read in the newspapers – especially when it comes to Telecom! Here, for the purpose of setting the record straight, is exactly where we are up to.

We have, and we will continue to comply absolutely with the government’s process.

We submitted our revised proposal on August 2, which contained the components I mentioned earlier.

Three weeks ago Crown Fibre Holdings announced that it is to commence negotiations with lines companies in three regions.

We have had formal feedback on our proposals from the Ministry of Economic Development and Crown Fibre Holdings over the past two weeks, in line with the government’s high level of focus on probity. This focus is entirely understandable from the government’s perspective.

The extent to which media does seem to rely on Telecom to provide context and interpretation is interesting. However, given the commercial sensitivity of these discussions, we are not always going to be able to comment in public and explain what’s going on.

We remain open to partnership with other public and private sector owners of fibre assets, including the three parties prioritised for negotiation, where partnership can improve the overall economics of a national solution to deliver fibre further and faster for New Zealand.

But be assured, that should Telecom not be successful in agreeing an appropriate package with your government, your company is well positioned to co-exist with state infrastructure too.

We have extensive fibre infrastructure and are adding more every day. We have invested in the very latest broadband electronics and we have existing relationships, either directly through Telecom Retail and Gen-i or indirectly through Telecom Wholesale or Chorus with more than 90% of telecommunications users in New Zealand.

The heavy investment we kicked off a little over two years ago, long before the Ultra-fast Broadband initiative was commenced, has given us a very solid foundation for either cooperation with the government, or co-existing.

Ladies and gentlemen, a strong Telecom is critical not only to you as our investors, but to New Zealand as a whole.

We matter to the people of New Zealand and we matter because we are massive attractor of inbound investment and we are central to the flow of commerce.

Where Telecom goes, New Zealand’s economy goes too.

Telecom has changed, and is willing to change so fundamentally that it becomes two separate companies, to ensure it, and New Zealand as a whole, stays healthy.

Ladies and gentlemen, I will shortly hand over to Paul Reynolds, but let me first say this.

Your company has made enormous strides over the past three years. We still face enormous change and a very challenging environment, but I believe we have the solid platform and the team with the skills and commitment to meet the challenges ahead.

Thank you for your investment, and your support.

– ends –

For more information please contact:

Mark Watts

Head of external media

027 2504 018

30 September 2010

MEDIA RELEASE

Telecom shareholders re-elect directors to board

At Telecom’s annual meeting in Christchurch today, shareholders re-elected director Dr Murray Horn and elected Sue Sheldon as a new director. Rod McGeoch retired as a director after more than nine years’ service on the Telecom board.

Telecom Chairman Wayne Boyd said the annual meeting enabled shareholders to have their say on a range of issues affecting the company and to get an update on the company’s progress.

Mr Boyd said that Telecom was strongly positioned after the successful execution of the first two years of its five year strategy.

“The core of our strategy is to transform Telecom by investing for the long-term health of the organisation, and as a result Telecom is in a much stronger position to thrive over the long term than it was three years ago.”

Mr Boyd also updated shareholders on Telecom’s involvement in the Government’s Ultra-fast Broadband (UFB) initiative.

“Telecom remains strongly engaged in the UFB process, and is committed to investigating partnerships with other public and private sector owners of fibre assets which could improve the overall economics of our proposed national solution,” Mr Boyd said.

Telecom CEO, Dr Paul Reynolds, said the company is engaging strongly with government and Crown Fibre Holdings.

“There is now an opportunity for more of a dialogue, and we anticipate these will be productive discussions,’ Dr Reynolds said.

Voting results

Shareholders were asked to vote on three resolutions, all of which were supported by the Board. All resolutions were decided by poll.

Resolutions passed by shareholders today were:

•	Authorising the directors to fix the remuneration of the auditors, KPMG

•	Re-election of director Murray Horn, who was standing for re-election by rotation as required by relevant listing rules

•	Election of Sue Sheldon as a director

Details of the total number of votes cast in person or by the proxy on the poll were:

Resolution	For	Against	Abstain
1. That the directors are authorised to fix the remuneration of the auditors, KPMG	1,238,419,676 99.67%	4,150,061 0.33%	52,974,060
2. That Dr Murray Horn be re-elected as a director of Telecom	1,240,460,536 99.76%	3,028,938 0.24%	52,054,323
3. That Ms Sue Sheldon be elected as a director of Telecom	1,238,411,199 99.60%	4,966,557 0.40%	52,166,041

Details of the manner in which shareholders directed the proxy to vote at proxy close (and included above):

Proxies	For	Discretionary Board proxies	Discretionary other proxies	Against	Abstain
1. That the directors are authorised to fix the remuneration of the auditors, KPMG	1,236,202,835	745,626	1,024,796	4,150,061	52,910,894
2. That Dr Murray Horn be re-elected as a director of Telecom	1,238,256,132	705,066	1,009,157	3,015,901	52,047,956
3. That Ms Sue Sheldon be elected as a director of Telecom	1,236,215,891	729,262	1,008,352	4,920,233	52,160,474

- ends –

For more information please contact:

Mark Watts

Head of external media

027 2504 018

Craig Mulholland L10 Telecom House 8 Hereford Street Private Bag 92028 Auckland 1142 New Zealand	T +64 9 359 6413 F +64 9 303 3430 E craig.mulholland@telecom.co.nz www.telecom.co.nz

30 September 2010

DIRECTOR INDEPENDENCE DETERMINATION

As required by NZX Listing Rule 3.3.3(a), the Telecom Board has determined that the following directors are independent, as defined by NZX Listing Rule 1.6.1:

Wayne Boyd	Independent
Murray Horn	Independent
Paul Reynolds	Not Independent
Kevin Roberts	Not Independent
Ron Spithill	Independent
Sachio Semmoto	Independent
Sue Sheldon	Independent

Yours faithfully

/s/ Craig Mulholland
Craig Mulholland
Group Company Secretary